

Mail Stop 4631

February 26, 2010

Via U.S. mail and facsimile

Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390

      RE: Form 10-K for the fiscal year ended April 25, 2009
                Form 10-Q for the period ended January 23, 2010
                Definitive Proxy Statement on Schedule 14A filed July 1, 2009
                File No. 001-09656

Dear Mr. Riccio:

      We have reviewed your response letter dated February 5, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JULY 1, 2009

Compensation Discussion and Analysis

Management Incentive Plan, page 16

1. We note your response to comment seven of our letter dated January 12, 2010. In particular we disagree with your position that business unit performance measures are immaterial because the units themselves are small as compared to other units or divisions. The operative issue is whether the performance goals related to these units are material *to the compensation decision.* Further, it remains unclear how your competitors will use these widely-recognizable and customary financial targets

(which represent historical financial data, and are not necessarily indicative of your strategy in achieving these financial targets) to weaken your competitive position in the industry. In future filings please ensure to provide quantitative and qualitative disclosure of your company-wide performance targets to the extent such targets are material in determining executive compensation. Your disclosure should address all factors taken in consideration by the compensation committee, including market conditions, in arriving at compensation decisions.

* * * *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief